FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY:  U.S. DATA MINING GROUP, INC.

The following communication was made available by Hut 8 Mining Corp. on LinkedIn on February 7, 2023.

The following communication was made available by Hut 8 Mining Corp. to their employees by email on February 7, 2023.

SUBJECT: Important Hut 8 Announcement – Merger with US Bitcoin Corp

Hello Hut 8 team,

The leadership team and I have a big announcement to share with you: moments ago, we announced that Hut 8 and US Bitcoin Corp have agreed to come together under an all-share merger of equals.

This transaction is expected to dramatically enhance the trajectory of our businesses, giving us access to six sites dedicated to a mix of self-mining, hosting, and managed infrastructure operations. We believe these additions will establish us as a leader in our space with strong financial and operating metrics.

You can find the full scope of these changes in the media release [LINK], which was disseminated this morning.

This is big news for us – here are some additional details that may affect your day-to-day:

•	I will remain CEO and our leadership team will remain with Hut 8
•	U.S. Bitcoin Corp’s co-founder Asher Genoot will continue as President and co-founder Michael Ho will become Chief Strategy Officer
•	Our expanded team will be approximately 210 strong, with team members located across North America
•	We remain committed to both our repair business and growing our HPC business, which continue to be cornerstones of Hut 8’s diversified strategy, generating monthly recurring revenue from valued customers
•	The combined company will be named “Hut 8 Corp.” and the transaction is expected to be completed in Q2 2023
•	Please note that with this news, the Employee Share Purchase Plan program is suspended
o	If you are currently part of the plan, a member of HR will reach out to next week to discuss next steps
o	Please note that we continue to be in Blackout until we announce our quarterly results on March 9
o	We are also in a quiet period until the transaction closes
o	If you get any questions from vendors, customers or other stakeholders, please reach out to either James Beer or Erin Dermer for support
•	All Hut 8 customers and key partners will be notified shortly about this announcement

I am sure you have many questions, and we look forward to answering them and sharing more about the USBTC team and why we think this is a great fit. Please join us at 11 a.m. ET for a Town Hall to discuss this further.

Looking forward to chatting with each of you soon.

Best,
Jaime

Here is the fine print, that we were asked to include for legal purposes:

Additional information about the transaction and where to find it

In connection with the transaction, that, if completed, would result in new Hut 8 becoming a new public company, new Hut 8 is expected to file a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read, when available, the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials will contain important information about USBTC, Hut, new Hut 8 and the transaction. New Hut 8 also has, and will, file other documents regarding the transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC's stockholders in connection with the transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by new Hut 8 through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This post is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.

Cautionary note regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that Hut 8 expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut 8’s businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this communication that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to: (i) the expected outcomes of the Transaction, including New Hut's assets and financial position; (ii) the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iii) the expected synergies related to the Transaction in respect of strategy, operations and other matters; (iv) projections related to expansion; (v) expectations related to the Combined Company's hashrate and self-mining capacity; (vi) acceleration of ESG efforts and commitments; and (vii) the ability of the Combined Company to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 and USBTC as of the date of this communication, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the Transaction; the ability to realize the anticipated benefits of the Transaction or implementing the business plan for the Combined Company, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the outcome of any litigation proceedings in respect of USBTC's legal dispute with the City of Niagara Falls, New York; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to the Combined Company’s mining sites. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 17, 2022 and Hut 8’s other continuous disclosure documents which are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s ("SEC") website at www.sec.gov.

These risks are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and New Hut’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and each of Hut 8 and USBTC expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.